Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Sibanye-Stillwater to unlock significant shared value from enhanced and new chrome agreements with the Glencore Merafe Venture

Johannesburg, 19 February 2025: Sibanye-Stillwater (JSE: SSW and NYSE: SBSW) is pleased to announce that a strategic, mutually beneficial enhancement to the historical Marikana Contract (Marikana Contract) and a new Chrome Management Agreement (CMA) have been signed with the Glencore Merafe Venture (GM Venture), which is expected to optimise value from future chrome production for all parties (the Transaction).

Sibanye-Stillwater partnered with various third parties, including the GM Venture, to recover and market chrome produced by its SA PGM operations. Chrome is an important by-product of PGM production, and the SA PGM operations are collectively, a significant global chrome ore producer.

The enhanced Marikana Contract provides for the accelerated completion of delivery of the required chrome volumes which will expedite the close out of the legacy agreement previously concluded between Lonmin and the GM Venture. Together with the CMA, this will allow greater exposure to chrome prices and incentivise future chrome production growth, realising significant value for Sibanye-Stillwater and enhance value creation opportunities for the Marikana operation. The majority of the Chrome Recovery Plants (CRPs) at Sibanye-Stillwater's SA PGM operations, will be operated by the GM Venture once the CMA is effective, enabling both parties to leverage synergies and increase chrome output.

Key transaction highlights

- *Accelerated volumes to increase future cash flow:* The enhancements to the Marikana Contract are expected to accelerate the completion of delivery of contracted chrome volumes by approximately 20 years, through increasing feed and improving recoveries from the Marikana CRPs. Accelerated delivery will, upon expiry of the Marikana Contract and the Marikana CRPs becoming subject to the CMA, increase Sibanye-Stillwater's share of free cash flow from chrome production from the Marikana CRPs
- *Immediate benefits:* Other than the Marikana CRPs, Sibanye-Stillwater CRPs will immediately be subject to and benefit from the value-enhancing provisions of the CMA, once the transaction becomes effective
- *Operational synergies:* Glencore will leverage its processing expertise to optimise chrome production yields and reduce operational costs across all relevant CRPs
- *Project benefits:* The improved economics of Sibanye-Stillwater's chrome production resulting from the Transaction, is expected to enhance the inherent value and commercial viability of development and extension projects at the SA PGM operations, which are currently being assessed



SA PGM underground production (metal in concentrate)
4E production ounces (oz)
2,000,000
1,500,000
1,000,000
500,000
0
2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044
Marikana
Rustenburg
Kroondal
Total projects

Notes:

- *The chart above reflects the potential proforma production profile for the SA PGM operations, based on the Board-approved ore reserve life of mine (LOM) at 31 December 2023, overlain for illustrative purposes, by potential development and extension projects currently subject to feasibility studies. The current LOM production profile (blue) is based on declared Mineral reserves at 31 December 2023 on a 100% basis, excluding existing tailings reprocessing. Projects represented include the Kroondal depth extension projects, the E4, E3 and Saffy deep brownfields projects. 4E PGM metal price assumptions supporting the proforma production profile include platinum US$923/oz, palladium US$1,055/oz, rhodium US$4,350/oz and gold US$1,925/oz. The Mineral reserves and Mineral resources supplement which provides further detail is available at https://www.sibanyestillwater.com/news-investors/reports/annual/2023/*
- *The Transaction is subject to the approval of the South African Competition Authorities and is expected to be implemented in Q2 2025*

CEO Neal Froneman commented, "We are excited about the continued relationship with the Glencore Merafe Venture. We expect the CMA to immediately enhance cash flow from the SA PGM operations and by leveraging potential operational synergies and reducing costs, deliver substantial value over the longer term."

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater is one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to diversify its asset portfolio into battery metals mining and processing and increase its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com
LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could", "believe", "aim", "anticipate", "target", "estimate" and words of similar meaning.

These forward-looking statements, including, among others, those relating to Sibanye-Stillwater's future business prospects, revenues and income, the ability to fully realise the anticipated benefits of this transaction (including statements regarding accelerated delivery of chrome volumes, cost savings and other synergies), levels of output, chrome pricing expectations, cash flows, and information relating to Sibanye-Stillwater's operations, are necessarily estimates reflecting the best judgement of Sibanye Stillwater Limited's ("Sibanye-Stillwater") senior management. Readers are cautioned not to place undue reliance on such statements.

Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2023 Integrated Report and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 26 April 2024 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

Websites

References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this document.